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EXHIBIT 12.1

WASHINGTON MUTUAL, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2007	2006	2005	2004	2003
	(dollars in millions)
Earnings, including interest on deposits(1):
Income from continuing operations before income taxes	$309	$4,770	$5,379	$3,931	$5,993
Fixed charges	11,480	11,967	7,871	4,403	4,687

	$11,789	$16,737	$13,250	$8,334	$10,680

Fixed charges(1)(2):
Interest expense	$11,312	$11,786	$7,702	$4,234	$4,534
Estimated interest component of net rental expense	168	181	169	169	153

	$11,480	$11,967	$7,871	$4,403	$4,687

Ratio of earnings to fixed charges	1.03	1.40	1.68	1.89	2.28

Earnings, excluding interest on deposits(1):
Income from continuing operations before income taxes	$309	$4,770	$5,379	$3,931	$5,993
Fixed charges	4,870	5,704	4,143	2,360	2,522

	$5,179	$10,474	$9,522	$6,291	$8,515

Fixed charges(1)(2):
Interest expense	$11,312	$11,786	$7,702	$4,234	$4,534
Less: interest on deposits	(6,610)	(6,263)	(3,728)	(2,043)	(2,165)
Estimated interest component of net rental expense	168	181	169	169	153

	$4,870	$5,704	$4,143	$2,360	$2,522

Ratio of earnings to fixed charges	1.06	1.84	2.30	2.67	3.38

(1)
As defined in Item 503(d) of Regulation S-K.

(2)
Fixed charges exclude interest expense on uncertain tax positions which is included as a component of income taxes in the Consolidated Statements of Income.

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  EXHIBIT 12.1
WASHINGTON MUTUAL, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES